June 2, 2006
VIA EDGAR
Mr. Owen Pinkerton, Esq.
Mail Stop 4561
United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
RE:	Asset Capital Corporation, Inc. Registration Statement on Form S-11 Pre-Effective Amendment No. 2 filed on April 7, 2006 Registration No. 333-129087
Dear Mr. Pinkerton:
As counsel to Asset Capital Corporation, Inc., a Maryland corporation (the “Company”), we are transmitting the following supplemental information, which the Company was requested to provide pursuant to a phone conversation with representatives of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on May 31, 2006.
Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.
* * * * *
In connection with the Company’s formation transactions, the membership interests in the Predecessor LLCs were contributed to ACC, Inc. and certain management and engineering contracts were assigned to ACC, Inc. in exchange for cash, the assumption of debt and common shares of ACC, Inc., as follows:

(Dollar amounts in thousands)			Common Shares Issued To
						Non-
		Debt		ARV/ACC		Controlling
Entity	Cash	Assumed	ACM	Engineering	ACC, L.L.C.	Members	Total
Membership Interests:
Commerce Center I, L.L.C.	$5,071	$11,331	—	—	212,515	34,240	246,755
Century South Investors LLC	1,098	2,885	—	—	43,000	17,776	60,776
Pidgeon Hill Drive LLC	1,502	9,070	—	—	174,579	28,663	203,242
Garden City Drive Investors LLC	2,347	4,900	—	—	115,490	31,939	147,429
Second Pidgeon LLC	2,939	8,500	—	—	8,211	81,349	89,560
Twelve Oaks Investment LLC	15	386	—	—	129,424	—	129,424
Contract Assignments	—	—	205,534	48,655	140,196	—	394,385

	$12,972	$37,072	205,534	48,655	823,415	193,967	1,271,571

Under the basis of accounting outlined in the Company’s correspondence filing dated May 11, 2006, whereby the Company’s formation is deemed to be the result of a single business combination involving more than two entities for which ACC, L.L.C. is the accounting acquirer ( the “Proposed Basis”), the aggregate acquisition cost is $53.2 million (exclusive of transactional costs), as follows:

(Dollar amounts in thousands)			Value of Common Shares Issued To (1)
						Non-
		Debt		ARV/ACC		Controlling		Total
Entity	Cash	Assumed	ACM	Engineering	ACC, L.L.C.	Members	Total	Cost
Membership Interests:
Commerce Center I, L.L.C.	$5,071	$11,331	$—	$—	$(75)	$291	$216	$16,618
Century South Investors LLC	1,098	2,885	—	—	1	151	152	4,135
Pidgeon Hill Drive LLC	1,502	9,070	—	—	(913)	244	(669)	9,903
Garden City Drive Investors LLC	2,347	4,900	—	—	86	271	357	7,604
Second Pidgeon LLC	2,939	8,500	—	—	—	691	691	12,130
Twelve Oaks Investment LLC	15	386	—	—	227	—	227	628
Contract Assignments	—	—	1,747	414	—	—	2,161	2,161

	$12,972	$37,072	$1,747	$414	$(674)	$1,648	$3,135	$53,179

(1)	Shares issued to ACM, ARV/ACC Engineering and non-controlling members of the Predecessor LLCs are valued at their fair value; shares issued to ACC, L.L.C. are valued at the historical carrying value of ACC, L.L.C.’s interest in each respective entity.
If a basis of accounting were adopted whereby the Company’s formation transactions were deemed to be a series of separate business combinations for which ACC, Inc. was deemed to be the accounting acquirer (the “Full Fair Value Basis”), the aggregate cost of the acquired entities would be $60.9 million (exclusive of transactional costs), as follows:

(Dollar amounts in thousands)			Value of Common Shares Issued To (2)
						Non-
		Debt		ARV/ACC		Controlling		Total
Entity	Cash	Assumed	ACM	Engineering	ACC, L.L.C.	Members	Total	Cost
Membership Interests:
Commerce Center I, L.L.C.	$5,071	$11,331	$—	$—	$1,806	$291	$2,097	$18,499
Century South Investors LLC	1,098	2,885	—	—	366	151	517	4,500
Pidgeon Hill Drive LLC	1,502	9,070	—	—	1,484	244	1,728	12,300
Garden City Drive Investors LLC	2,347	4,900	—	—	982	271	1,253	8,500
Second Pidgeon LLC	2,939	8,500	—	—	70	691	761	12,200
Twelve Oaks Investment LLC	15	386	—	—	1,100	—	1,100	1,501
Contract Assignments	—	—	1,747	414	1,192	—	3,353	3,353

	$12,972	$37,072	$1,747	$414	$7,000	$1,648	$10,809	$60,853

(2)	Shares issued to ACM, ARV/ACC Engineering, ACC, L.L.C. and non-controlling members of the Predecessor LLCs are valued at their fair value.
The $7.7 million excess of the cost determined pursuant to the Full Fair Value Basis over the cost determined pursuant to the Proposed Basis would be allocated approximately $1.1 million to land, $4.5 million to buildings, $1.2 million to intangibles and $.9 million to investments in unconsolidated affiliates, resulting in an annual incremental depreciation and amortization charge of approximately $375,000 for the first five years subsequent to the formation transactions and $137,000 each year thereafter.
As outlined in its correspondence filing dated May 11, 2006, the Company believes that the Proposed Basis is the appropriate basis of accounting under which its formation transactions should be accounted. However, even if the Full Fair Value Basis was deemed to be the appropriate basis of accounting, the Company does not believe that the difference between the cost determined pursuant to the Full Fair Value Basis and the Proposed Basis would be material to either its financial position or results of operations. The Company’s total assets at December 31, 2005, as determined using the Proposed Basis, were approximately $185.2 million, whereas, the Company’s total assets at December 31, 2005, as determined using the Full Fair Value Basis, would have been approximately $192.7 million. The Company’s total operating expenses and net loss for the year ended December 31, 2005, as determined using the Proposed Basis, were approximately $10.5 million and $2.5 million, respectively, whereas, the Company’s total operating expenses and net loss for the year ended December 31, 2005, as determined using the Full Fair Value Basis, would have been approximately $10.7 and $2.6 million, respectively. Based on its business plan, which contemplates substantial future growth, the Company believes that the difference between the cost determined pursuant to the Full Fair Value Basis and the Proposed Basis would continue to be immaterial to its prospective financial position and results of operations.
Under the Proposed Basis, the historical consolidated financial statements for periods prior to the business combination will be those of ACC, L.L.C., which consolidate the accounts of the Predecessor LLCs. Accordingly, the Company does not believe that it would be required to file financial statements for any of the Predecessor LLCs pursuant to the requirements of Rule 3-05 or Rule 3-14 of Regulation S-X. If the Full Fair Value

Basis were to be adopted, the historical consolidated financial statements for periods prior to the business combination would be those of ACC, Inc. Based on the May 31, 2006 phone conversation with the Staff, it is the Company’s understanding that the Staff would not object to the Company filing financial statements for ACC, L.L.C., which consolidate the accounts of the Predecessor LLCs, pursuant to the requirements of Rule 3-05 and the Company would not be required to file separate financial statements pursuant to the requirements of Rule 3-05 or Rule 3-14 for each of the Predecessor LLCs.
If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-7366.
Very truly yours,
/s/ Daniel M. LeBey
Daniel M. LeBey
cc:	Charito A. Mittelman, Esq. Steven Jacobs Josh Forgione Peter C. Minshall